EXHIBIT 99.1

Excerpts from Transcript of Mallinckrodt at Leerink Swann Global Healthcare Conference

February 13, 2014

Jason Gerberry – Leerink Swann – Analyst

[. . .] and does this become a high-priority item for you as you think about future M&A and rolling more assets through this business and gaining more leverage from the platform that you have?

Mark Trudeau – Mallinckrodt plc – President & CEO

Yes. So clearly we have seen the hospital channel as being an opportunity space where we felt that we could come in and be a potentially strong player. We believe in particular that we are the best owners of OFIRMEV and of Cadence for a variety of reasons I described to you—the knowledge of the molecule.

We know acetaminophen in its various forms very, very well. We know the pain space very well. But we didn’t really have a platform on the hospital side. And much like our intrathecal business that we acquired about 18 months ago, the hospital marketplace tends to have relatively low competitive intensity.

There are really just a few players there and very few branded players in the IV pain space. So it was a natural place for us to go and it does enable us now to consider a wider aperture for longer-term strategic deals because clearly there is an opportunity for us to add additional assets into the hospital platform.

The acquisition of Cadence, the OFIRMEV product, it really stands alone both strategically and financially, but it really opens up a variety of different options for us to further look at other M&A opportunities that will complement this platform that we will be adding.

Jason Gerberry – Leerink Swann – Analyst

Great and then in terms of one topic that came up after the acquisition is how you think about the lifecycle extension opportunities with that. I guess you’re probably not going to share much of the details until you close, but I guess ultimately can you just kind of reiterate your confidence in terms of your ability to develop lifecycle extension products?

Mark Trudeau – Mallinckrodt plc – President & CEO

Yes, certainly. So I think this speaks a little bit to our confidence around the durability of the asset. And just as I said on the call, clearly we have a positive point of view with regards to the durability of the asset, hence, the action that we took.

And again, I would point you to the success that Cadence has had in the marketplace to date regarding defense of their intellectual property. They’ve been quite successful either settling or in one case litigating and winning challenges to their intellectual property.

So it is really difficult for us to speculate much more than that at this point beyond or during this period between announcement and closing. However, again, one of the things that we saw is that the strength of Mallinckrodt is our really in depth understanding of the acetaminophen molecule and also our strong capabilities and formulation could enable us over time to consider additional formulations and presentations of the current OFIRMEV offering.

Jason Gerberry – Leerink Swann – Analyst

Great. And then I guess as we think about the financial benefit of the deal, tax seems to be a big component of that. Can you talk a little bit about where this takes your blended tax rate? I know that some of your competitors who have leveraged their Irish tax rate and done deals that have been able to leverage that have brought their kind of blended rate down significantly.

Mark Trudeau – Mallinckrodt plc – President & CEO

Do you want to take that, Matt?

Matt Harbaugh – Mallinckrodt plc – SVP & CFO

Sure, absolutely. Yes, so you raise a good question and we did commit to raising guidance at some point once we closed this acquisition. So the guidance that we gave last week, I would like to highlight it does not include the Cadence acquisition. Albeit we did raise our guidance on a number of fronts, so I would encourage you to see that. We raised our earnings per share guidance; we raised our guidance on Methylphenidate ER.

So in addition to what is going on with the Cadence acquisition, our underlying business both in the first quarter was incredibly strong and we reflected that in our updated guidance as well.

Specifically getting to your tax rate question. What I said on the call is that you have to take the base of Mallinckrodt and then you have to add Cadence to it and we would reflect that in any updated guidance we would give in the future.

But clearly one of the key tenets of the opportunity that we saw there was on the tax line. And one of the benefits of that is that when you do get tax benefits they are relatively fixed, which kind of ameliorates some of the other risks that you incur when you do an acquisition, which Mark discussed earlier.

So we do see this as an opportunity to further improve our tax rate and, rest assured, we are going to do everything we can to drive benefit for our share owners on the tax line.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of Cadence Pharmaceuticals, Inc. (“Cadence Pharmaceuticals”) referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mallinckrodt plc(“Mallinckrodt”) and its subsidiary will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Mallinckrodt and its subsidiary will file tender offer materials on Schedule TO, and thereafter Cadence Pharmaceuticals will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cadence Pharmaceuticals common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Mallinckrodt plcat 675 James S. McDonnell Blvd, Hazelwood, MO 63042, Attention: John Moten, Vice President Investor Relations, (314) 654-6650. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Cadence Pharmaceuticals and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cadence Pharmaceuticals or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cadence Pharmaceuticals’ and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Cadence Pharmaceuticals operate; the commercial success of OFIRMEV; Mallinckrodt’s and Cadence Pharmaceuticals’ ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the tender offer and the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Cadence Pharmaceuticals’ operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Cadence Pharmaceuticals’ performance and maintenance of important business relationships; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013, as well as Cadence Pharmaceuticals’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Cadence Pharmaceuticals or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.